UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue, #18-01 Centennial Tower

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group’s Bitcoin Loyalty Program

The Company is pleased to announce that as per the Company’s Bitcoin Loyalty Program announced on October 23, 2025, all shareholders of record who are participating in the program and maintain their shares in book entry through to 4.30pm today, May 28, 2026, will receive the loyalty bonus of $0.10 per share. At the Company’s share price of $0.22 at market close on May 27, 2026, the bonus is equal to 45.4% of the Company’s share price. The bonus is payable in Bitcoin or in cash to all qualifying members. The Company thanks all shareholders who participated in the program.

Process for Receiving Bitcoin Loyalty Payment

All shareholders who kept Genius Group shares in book entry at the Company’s transfer agent from 4.30pm November 29, 2025 through to 4.30pm on May 28, 2026 qualify for the bonus. The process by which the Company will be distributing the bonus to all qualifying members is as follows:

1.	VStock will provide record of all shareholders and their shareholdings in book entry to the Company at 4.30pm today, May 28, 2026 by the beginning of the week commencing Jun 1, 2026.
2.	As soon as practical, and by Jun 15, 2026 at the latest, the Company will compile a full listing of all qualifying shareholders and will directly communicate with each shareholder via email and/or mail as per contact details provided by shareholders, together with details of the bonus amount and a request for payment instructions.
3.	To update contact details, participating shareholders can contact Vstock directly at https://www.vstocktransfer.com/contact
4.	For queries on the program, participating shareholders can contact the Company directly at investor@geniusgroup.ai

Second Round of the Bitcoin Loyalty Program

The Company initiated the Bitcoin Loyalty Program to reward long term shareholders who moved their shares to book entry for a period of six month, to reduce the risk of their shares being lent to short sellers. In addition to benefiting the Company and rewarding the participating shareholders, the program has had the added benefit in providing the Company with contact details of Genius Group’s long term shareholders who participated.

Due to the success of the program, the Company is launching a second round of the Bitcoin Loyalty Program, on the same terms, commencing on June 1, 2026. Company will be providing details by means of a press release, together with details at its Investor Meeting on June 2, 2026. The Company will set a new record date and qualifying dates in its announcement, for new shareholders to have an opportunity to participate in the second round. The Company will also provide all participants in the first round the opportunity to participate in the second round.

Investor Meeting

The Company is hosting an investor presentation on Tuesday June 2, 2026 at 9am Eastern Time to discuss their recently announced AI treasury strategy in detail together with the structure and investment plan of the AGI Infinity Portfolio, and how the strategy complements their education and digital banking plans. The Company will also cover information on the Company’s first and second round of its Bitcoin Loyalty Program. Details of the call will be available prior to the call at https://ir.geniusgroup.net/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: May 28, 2026	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)